# VEDDERPRICE

VEDDER PRICE P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005

CHICAGO • NEW YORK CITY • WASHINGTON, D.C.

COREY L. ZARSE
312-609-7785
czarse@vedderprice.com



October 7, 2008



**VIA FEDEX**

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Very truly yours,

Corey L. Zarse



de 10/8

CLZ/kc
Enclosures
cc: Mr. Chris Yarbrough

CHICAGO/#1653101.15

## SCHEDULE A

## DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OR COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Henderson Group plc – Update of Number of Securities Quoted on ASX, Voting Rights and Capital dated September 1, 2008
- Henderson Group plc – Dividend Rates dated September 5, 2008
- Henderson Group plc – Scheme of Arrangement dated September 5, 2008
- Henderson Group plc – Change of Director's Interest Notice dated September 23, 2008
- Henderson Group plc – Court Meeting and General Meeting dated September 30, 2008
- Henderson Group plc – Results of Court and General Meeting dated September 30, 2008
- Henderson Group plc – Notification of Transfer of Shares out of Treasury dated September 30, 2008

File No. 82-34758

Henderson Group plc



**Update of number of securities quoted on ASX, Voting Rights and Capital**

1 September 2008

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during August 2008.

In conformity with Rule 5.6.1 of the UK Disclosure and Transparency Rules we would also like to notify the market of the following:

On 31 August 2008, Henderson Group plc's capital consisted of 725,192,969 shares with voting rights. Henderson Group plc holds 5,000,000 shares in Treasury.

Therefore, the total number of voting rights in Henderson Group plc was 720,192,969 on 31 August 2008.

The above figure, 720,192,969, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## *New issue announcement,*

## *application for quotation of additional securities*

## *and agreement*

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| |
|---|
| Henderson Group plc |

ABN

| |
|---|
| 30 106 988 836 |

We (the entity) give ASX the following information.

## *Part 1 - All issues*

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | CHESS Depositary Interests (CDIs) |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 432,308,025 At 31 July 2008<br>(12,571,041) Net transfers<br>419,736,984 At 31 August 2008 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE) |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | N/A |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Net transfers of securities between CDIs and ordinary shares listed on LSE |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | Various dates during August 2008 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 419,736,984 | CDIs |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 725,192,969 | Fully paid ordinary shares quoted on the LSE |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Same as existing securities |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

## *Part 3 - Quotation of securities*

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## *Entities that have ticked box 34(a)*

## Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## *Entities that have ticked box 34(b)*

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those $^+$securities should not be granted $^+$quotation.

- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the $^+$securities to be quoted, it has been provided at the time that we request that the $^+$securities be quoted.

- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: 1 September 2008
(~~Director~~/Deputy Company Secretary)

Print name: Wendy King

== == == == ==

# Henderson Group plc



**Dividend rates**

5 September 2008

Henderson Group plc wishes to confirm that shareholders on the register at 5.00pm today, the Record Date, will be entitled to a dividend in respect of the six months ended 30 June 2008 of 1.85 pence per ordinary share.

For holders of CHESS Depositary Interests (CDIs), the A$ or the NZ$ equivalent will be 3.943432 cents* (Australia) and 4.835924 cents* (New Zealand) per CDI respectively.

The dividend will be paid on 26 September 2008.

**The timetable is as follows:**

| | |
|---|---|
| Record Date for dividend | Fri 5 September |
| Processing recommences for requests by CDI holders to convert CDIs into ordinary shares and by ordinary shareholders to convert ordinary shares into CDIs | Mon 8 September |
| Dividend payment date | Fri 26 September |

*The exchange rates that have been applied in translating the dividend amount are as follows: £1 = A$2.131585 and £1 = NZ$2.614013

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

**For further information:**

www.henderson.com or

Mav Wynn
Head of Investor Relations
mav.wynn@henderson.com

File No. 82-34758

# Henderson Group plc



**SCHEME OF ARRANGEMENT**

5 September 2008

Henderson Group plc announces today that the Prospectus and Scheme Circular relating to Henderson Group's ("Old Henderson Group") announcement on 28 August 2008 regarding the proposed scheme of arrangement, are now available on its website http://go.henderson.com/nhg. These documents have also been submitted to the UK Listing Authority and are available for inspection at the Document Viewing Facility, which is situated at the Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS. In addition, these documents have been submitted to the London Stock Exchange and the Australian Securities Exchange.

The Scheme Circular contains the formal notice of meeting for the Court Meeting and the General Meeting and includes information to assist shareholders in understanding the Proposals.

**Court and General Meeting**
The Court Meeting will be held at 9.00am on 30 September 2008 in London. The General Meeting will commence at 9.30am, or as soon thereafter as the Court Meeting concludes or is adjourned. Each meeting will be simultaneously broadcast to a venue in Sydney where shareholders can attend and vote in person. Shareholders will be able to listen to the Meetings via audiocast on http://go.henderson.com/nhg.

**Board recommendation**
Henderson Group Chairman, Rupert Pennant-Rea, said: "The Board firmly believes that these Proposals are in the best interests of Old Henderson Group and its shareholders. Directors unanimously recommend the Proposals to shareholders and will be voting in favour of all the resolutions."

*Defined terms in this announcement have the same meaning as in the Scheme Circular and the Prospectus.*

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

**Timetable**

| | |
|---|---|
| Latest time for receipt of CDI Voting Instruction Forms via post and voting instructions via internet (for CDI holders) for the Court Meeting and the General Meeting (if directing CDN how to vote on your behalf) | 6.00pm (Sydney time) 26 September 2008 |
| Latest time for receipt of CDI Voting Instruction Forms via post and voting instructions via internet (for CDI holders) for the Court Meeting (if directing CDN to appoint you or someone else as its proxy) | 6.00pm (Sydney time) 28 September 2008 |
| Latest time for receipt of CDI Voting Instruction Forms via post and voting instructions via internet (for CDI holders) for the General Meeting (if directing CDN to appoint you or someone else as its proxy) | 6.30pm (Sydney time) 28 September 2008 |
| Latest time for receipt of Proxy Forms via post and submission of proxy instructions via CREST/internet (for holders of Ordinary Shares) for the Court Meeting | 9.00am (London time) 28 September 2008 |
| Latest time for receipt of Proxy Forms via post and submission of proxy instructions via CREST/internet (for holders of Ordinary Shares) for the General Meeting | 9.30am (London time) 28 September 2008 |
| Voting record time for the Court Meeting and the General Meeting for the holders of Old Henderson Group Ordinary Shares | 6.00pm (London time) 28 September 2008 |
| The Court Meeting | 9.00am (London time) 6.00pm (Sydney time) 30 September 2008 |
| The General Meeting | 9.30am* (London time) 6.30pm* (Sydney time) 30 September 2008 |
| Court Hearing to sanction the Scheme | 22 October 2008 |
| Court Hearing to confirm the Reduction of Capital | 24 October 2008 |
| Last day for processing requests by CDI holders to convert their CDIs over Old Henderson Group Shares into Old Henderson Group Ordinary Shares and requests by Shareholders to convert their Old Henderson Group Ordinary Shares into Old Henderson Group CDIs | 24 October 2008 |

*To commence at the time fixed or as soon thereafter as the Court Meeting concludes or is adjourned.

| | |
|---|---|
| Last day of dealings in Old Henderson Group CDIs on the ASX | 24 October 2008 |
| Admission of New Henderson Group to the official list of the ASX | 27 October 2008 |
| New Henderson Group CDIs commence trading on the ASX on a deferred settlement basis (under ticker code HGG) | 27 October 2008 |
| Last day of dealings in Old Henderson Group Ordinary Shares | 31 October 2008 |
| Scheme Effective Date and Scheme Record Date and Time | 5.00pm London time 31 October 2008 |
| Cancellation of listing of Old Henderson Group Ordinary Shares and admission and listing of New Henderson Group Ordinary Shares, commencement of dealings in New Henderson Group Ordinary Shares on the LSE (under ticker code HGG) | 3 November 2008 |
| Commencement of processing of requests by New Henderson Group CDI holders to convert their New Henderson Group CDIs into New Henderson Group Ordinary Shares and requests by Shareholders to convert their New Henderson Group Ordinary Shares into New Henderson Group CDIs | 3 November 2008 |
| CREST accounts credited with resulting New Henderson Group Ordinary Shares | 3 November 2008 |
| Despatch of certificates for New Henderson Group Ordinary Shares and holding statements for New Henderson Group CDIs | 7 November 2008 |
| Commencement of normal settlement trading in New Henderson Group CDIs on the ASX | 10 November 2008 |

The dates given are based on the Directors' expectations and may be subject to change.

The times and dates above are indicative only and will depend, amongst other things, on the date on which the Court sanctions the Scheme. If any of the above times or dates should change, the revised times and/or dates will be notified to Henderson Group Shareholders through the LSE and ASX and will be available from www.henderson.com.

**Notes to editors**

**About Henderson Group plc**
Henderson Group plc (Henderson Group or Group) is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management business. Henderson provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £52.6 billion of AUM (as at 30 June 2008) and employs around 970 people worldwide.

**About CHESS Depositary Interests**
In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the ASX.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the ASX. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

**About the Scheme of Arrangement**
On 28 August 2008, Henderson Group plc ("Old Henderson Group") announced proposals relating to a change in the corporate structure and organisation of Henderson Group, including its intention to create a new holding company for Henderson Group ("New Henderson Group") which will be incorporated in Jersey. As its business becomes increasingly global, Old Henderson Group has concluded that it and its shareholders would be better served by having an international holding company and a group structure that is designed to help protect Henderson Group's taxation position, and better facilitate its financial management. Notwithstanding recent developments concerning possible changes to UK tax laws, including the issuance by HM Treasury of a discussion document in June 2007 on proposed changes to the 'Taxation of Foreign Profits' of companies, the Directors believe that the most appropriate structure is for the new parent company of Henderson Group to be tax-resident in the Republic of Ireland.

Implementation of the proposals referred to above will include putting in place a new holding company of Henderson Group by means of a scheme of arrangement under sections 895 to 899 of the UK Companies Act ("the Scheme") which will facilitate further restructuring of Henderson Group intended to enable Henderson Group to maintain an effective corporate tax rate that is lower than the current UK corporate tax rate (the "Proposals"). If the Proposals are implemented, Henderson Group aims to achieve an effective corporate tax rate of approximately 20% per annum from 2009.

The implementation of the Proposals will not result in any changes in the day-to-day conduct of the business of Henderson Group, its strategy or dividend policy.

New Henderson Group will have the same Board and management team as Old Henderson Group on the date the Scheme becomes effective and there will be no substantive changes to corporate governance and investor protection measures. New Henderson Group will have listing arrangements which are substantially the same as those of Old Henderson Group and will be dual-listed on the LSE and the ASX and, upon listing, its Ordinary Shares will be included in the FTSE's UK Series and its CDIs will be traded on the ASX and included in the S&P/ASX200.

Implementation of the Scheme in full will result in Old Henderson Group Shareholders exchanging their shares in Old Henderson Group for shares in New Henderson Group which will be the owner of Henderson Group's business. Old Henderson Group will change its name to HGI Group Limited and the new holding company will be called Henderson Group plc.

The Scheme will require the approval of Old Henderson Group Shareholders at the Court Meeting and the passing of resolutions at the General Meeting of Old Henderson Group Shareholders.

In addition, Old Henderson Group Shareholders will be asked to approve the adoption by New Henderson Group of the New Henderson Group Share Plans.

For information on the Scheme, go to http://go.henderson.com/nhg.

**Further information**
www.henderson.com or

**Investor enquiries**


| | |
|---|---|
| Mav Wynn, Head of Investor Relations | +44 (0) 20 7818 5135 or<br>+44 (0) 20 7818 5310<br>mav.wynn@henderson.com or<br>investor.relations@henderson.com |


**Media enquiries**


| | |
|---|---|
| ***United Kingdom: Maitland*** | ***Australia: Cannings*** |
| Lydia Pretzlik | Pip Green/Luis Garcia |
| +44 (0)20 7379 5151 | +61 (0)2 9252 0622 |

*Rule 3.19A.2*



# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity HENDERSON GROUP PLC** | |
| **ABN 30 106 988 836** | |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Roger Philip Yates |
| **Date of last notice** | 5 March 2008 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | - |
| **Date of change** | 23 September 2008 |
| **No. of securities held prior to change** | 2,705,163 shares |
| **Class** | Ordinary Shares of 12.5 pence each |
| **Number acquired** | Nil |
| **Number disposed** | 1,750,000 shares |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | Shares disposed on-market at £1.192857142 per share. |
| **No. of securities held after change** | 955,163 shares |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Sale of shares for future financial planning |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | - |
| **Nature of interest** | - |
| **Name of registered holder (if issued securities)** | - |
| **Date of change** | - |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | - |
| **Interest acquired** | - |
| **Interest disposed** | - |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | - |
| **Interest after change** | - |

+ See chapter 19 for defined terms.

# Henderson Group plc

## COURT MEETING AND GENERAL MEETING

30 September 2008

Henderson Group plc today holds a Court Meeting and General Meeting. The script of the opening address by the Chairman is included below.

* * *

On 28 August 2008, we announced our plans to change the corporate structure of the Group. This includes creating a new holding company for the Group which will be incorporated in Jersey and tax-resident in the Republic of Ireland. As our business becomes increasingly global, we have concluded that it and our shareholders would be best served by a new structure designed to protect the Group's tax position and facilitate its financial management.

To effect these changes, we need to implement a scheme of arrangement under sections 895 to 899 of the UK Companies Act. Once we have done that, the new structure will allow further restructuring of the Group which, assuming current tax laws remain unchanged, should enable us to achieve an effective corporate tax rate of approximately 20% a year from 2009, which is eight percentage points below the current statutory UK corporate tax rate.

There will be no changes in the day-to-day conduct of our business, our strategy or dividend policy. You will have the same Board and management team on the date the scheme of arrangement becomes effective and there will be no substantive changes to corporate governance and measures for investor protection. Perhaps I will use this opportunity to repeat what we previously announced that Andrew Formica would join the Board to succeed Roger Yates as Chief Executive in early November.

We expect the Group will be regulated by the Financial Services Authority in London, just as it is now. We will be listed on the LSE and ASX just as we are now, with our ordinary shares quoted in the FTSE's UK Series and CDIs in the S&P/ASX200. Essentially, shareholders will be exchanging their existing shares in Henderson Group for new shares in the new holding company, on a one for one basis.

The Scheme Circular includes a guide on the tax consequences of the scheme of arrangement for Australian, New Zealand and UK-resident shareholders. There is a lot of information in there and I would urge you to read it. If you are in any doubt how your tax position might be affected by the scheme of arrangement, please consult a financial adviser immediately.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

In order for us to proceed with the scheme of arrangement, we need approval both from shareholders and from the UK Court. If the relevant approvals are obtained, shareholders will be bound by the scheme of arrangement regardless of whether or how they voted. You are also being asked at the General Meeting which follows the Court Meeting to approve the adoption of Henderson Group Share Plans. These will be very similar to the plans that are already in place, except that they will be sponsored by the new holding company.

Your Board unanimously supports all of the resolutions and recommends that shareholders do likewise.

* * *

**Timetable**

| | |
|---|---|
| Court Hearing to sanction the Scheme | 22 October 2008 |
| Court Hearing to confirm the Reduction of Capital | 24 October 2008 |
| Last day for processing requests by CDI holders to convert their CDIs over Old Henderson Group Shares into Old Henderson Group Ordinary Shares and requests by Shareholders to convert their Old Henderson Group Ordinary Shares into Old Henderson Group CDIs | 24 October 2008 |
| Last day of dealings in Old Henderson Group CDIs on the ASX | 24 October 2008 |
| Admission of New Henderson Group to official list of the ASX | 27 October 2008 |
| New Henderson Group CDIs commence trading on the ASX on a deferred settlement basis (under ticker code HGG) | 27 October 2008 |
| Last day of dealings in Old Henderson Group Ordinary Shares | 31 October 2008 |
| Scheme Effective Date and Scheme Record Date and Time | 5.00pm London time 31 October 2008 |
| Admission and Listing of New Henderson Group Ordinary Shares, commencement of dealings in New Henderson Group Ordinary Shares on the LSE (under ticker code HGG) | 3 November 2008 |
| Commencement of processing of requests by New Henderson Group CDI holders to convert their New Henderson Group CDIs into New Henderson Group Ordinary Shares and requests by Shareholders to convert their New Henderson Group Ordinary Shares into New Henderson Group CDIs | 3 November 2008 |
| CREST accounts credited with resulting New Henderson Group Ordinary Shares | 3 November 2008 |
| Despatch of certificates for New Henderson Group Ordinary Shares and holding statements for New Henderson Group CDIs | 7 November 2008 |
| Commencement of normal settlement trading in New Henderson Group CDIs on the ASX | 10 November 2008 |

The dates given are based on the Directors' expectations and may be subject to change.

The times and dates above are indicative only and will depend, amongst other things, on the date on which the Court sanctions the Scheme. If any of the above times or dates should change, the revised times and/or dates will be notified to Henderson Group Shareholders through the LSE and ASX and will be available from www.henderson.com.

**Notes to editors**

**About Henderson Group plc**
Henderson Group plc (Henderson Group or Group) is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management business. Henderson provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £52.6 billion of AUM (as at 30 June 2008) and employs around 970 people worldwide.

**About CHESS Depositary Interests**
In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the ASX.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the ASX. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

**About the Scheme of Arrangement**
On 28 August 2008, Henderson Group plc ("Old Henderson Group") announced proposals relating to a change in the corporate structure and organisation of Henderson Group, including its intention to create a new holding company for Henderson Group ("New Henderson Group") which will be incorporated in Jersey. As its business becomes increasingly global, Old Henderson Group has concluded that it and its shareholders would be better served by having an international holding company and a group structure that is designed to help protect Henderson Group's taxation position, and better facilitate its financial management. Notwithstanding recent suggestions concerning possible changes to UK tax laws, the Directors believe that the most appropriate structure is for the new parent company of Henderson Group to be tax-resident in the Republic of Ireland.

Implementation of the proposals referred to above will include putting in place a new holding company of Henderson Group by means of a scheme of arrangement under sections 895 to 899 of the UK Companies Act ("the Scheme") which will facilitate further restructuring of Henderson Group intended to enable Henderson Group to maintain an effective corporate tax rate that is lower than the current UK corporate tax rate (the "Proposals"). If the Proposals are implemented, Henderson Group aims to achieve an effective corporate tax rate of approximately 20% per annum from 2009.

The implementation of the Proposals will not result in any changes in the day-to-day conduct of the business of Henderson Group, its strategy or dividend policy.

New Henderson Group will have the same Board and management team as Old Henderson Group on the date the Scheme becomes effective and there will be no substantive changes to corporate governance and investor protection measures. New Henderson Group will have listing arrangements which are substantially the same as those of Old Henderson Group and will be dual-listed on the LSE and the ASX and, upon listing, its Ordinary Shares will be included in the FTSE's UK Series and its CDIs will be traded on the ASX and included in the S&P/ASX200.

Implementation of the Scheme in full will result in Old Henderson Group Shareholders exchanging their shares in Old Henderson Group for shares in New Henderson Group which will be the owner of Henderson Group's business. Old Henderson Group will change its name to HGI Group Limited and the new holding company will be called Henderson Group plc.

The Scheme will require the approval of Old Henderson Group Shareholders at the Court Meeting and the passing of resolutions at the General Meeting of Old Henderson Group Shareholders.

In addition, Old Henderson Group Shareholders will be asked to approve the adoption by New Henderson Group of the New Henderson Group Share Plans.

For information on the Scheme, go to http://go.henderson.com/nhg.

**Further information**
www.henderson.com or

**Investor enquiries**


Mav Wynn, Head of Investor Relations

+44 (0) 20 7818 5135 or
+44 (0) 20 7818 5310
mav.wynn@henderson.com or
investor.relations@henderson.com

**Media enquiries**
***United Kingdom: Maitland***
Lydia Pretzlik/Rebecca Mitchell
+44 (0)20 7379 5151

***Australia: Cannings***
Pip Green/Luis Garcia
+61 (0)2 9252 0622

Henderson Group plc

**RESULTS OF COURT AND GENERAL MEETING HELD ON 30 SEPTEMBER 2008**

30 September 2008

Henderson Group ("Old Henderson Group") reports that the resolutions contained in the Notice of Court Meeting and Notice of General Meeting (dated 4 September 2008 and lodged with the ASX, the LSE and the UKLA Document Viewing Facility on 5 September 2008) were each passed by the requisite majority of shareholders.

The Court Meeting resolution was decided on a poll. At the General Meeting, resolution 1 was decided on a poll. Resolutions 2 to 9 were decided on a show of hands at the meeting.

No resolutions were amended or withdrawn. The full text of each resolution is contained in the Notice of Court Meeting and the Notice of General Meeting. Capitalised terms used below have the same meaning as in the Notice of Court Meeting and Notice of General Meeting.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

**Court Meeting**

At the Court-ordered meeting of Ordinary Shareholders held today the resolution was passed, by:

a. a majority in number of Ordinary Shareholders present and voting (either in person or by proxy); and
b. not less than 75% of the votes cast on the resolution.

| | For | Against | Proxy's discretion | Total[1] |
|---|---|---|---|---|
| Total number of proxies appointed by Ordinary Shareholders[2] | 1,532 | 163 | - | 1,698[1] |
| Total number of proxy votes exercisable by all proxies validly appointed: | 397,926,338 | 363,837 | 1,046,348 | 399,336,523 |
| Total number of Ordinary Shareholders who voted on the poll[2] | 1,535 | 163 | n/a | 1,698 |
| Total number of votes cast on the poll: | 398,880,744 | 362,045 | n/a | 399,242,789 |

[1] The votes "For" and "Against" do not add up to the "Total" as 3 Shareholders have cast votes both "For" and "Against" and have therefore been excluded from both the "For" and "Against" for the numbers test.
[2] This does not include CDI holders as CDN counts as one Ordinary Shareholder for the numbers test.

**General Meeting**

***Resolution 1: To give effect to the Scheme of Arrangement and related actions***

| | For | Against | Votes withheld* | Proxy's Discretion | Total (excluding votes withheld) |
|---|---|---|---|---|---|
| Total number of proxy votes exercisable by all proxies validly appointed: | 397,881,039 | 467,984 | 1,214,188 | 1,469,516 | 399,818,539 |
| Total number of votes cast on the poll: | 399,299,321 | 306,037 | 1,174,672 | n/a | 399,605,358 |

***Resolution 2: To authorise the Directors to allot one A Ordinary Share***

| | For | Against | Votes withheld* | Proxy's Discretion | Total (excluding votes withheld) |
|---|---|---|---|---|---|
| Total number of proxy votes exercisable by all proxies validly appointed: | 397,454,781 | 522,206 | 1,468,558 | 1,562,132 | 399,539,119 |

***Resolution 3: To approve the New Henderson Group Deferred Equity Plan***

| | For | Against | Votes withheld* | Proxy's Discretion | Total (excluding votes withheld) |
|---|---|---|---|---|---|
| Total number of proxy votes exercisable by all proxies validly appointed: | 395,062,361 | 1,973,984 | 2,367,194 | 1,589,517 | 398,625,862 |

***Resolution 4: To approve the New Henderson Group Restricted Share Plan***

| | For | Against | Votes withheld* | Proxy's Discretion | Total (excluding votes withheld) |
|---|---|---|---|---|---|
| Total number of proxy votes exercisable by all proxies validly appointed: | 392,149,635 | 1,998,189 | 5,248,695 | 1,596,081 | 395,743,905 |

***Resolution 5: To approve the New Henderson Group Long Term Incentive Plan***

| | For | Against | Votes withheld* | Proxy's Discretion | Total (excluding votes withheld) |
|---|---|---|---|---|---|
| Total number of proxy votes exercisable by all proxies validly appointed: | 394,206,562 | 4,634,533 | 556,754 | 1,604,162 | 400,445,257 |

***Resolution 6: To approve the New Henderson Group Company Share Option Plan***

| | For | Against | Votes withheld* | Proxy's Discretion | Total (excluding votes withheld) |
|---|---|---|---|---|---|
| Total number of proxy votes exercisable by all proxies validly appointed: | 395,428,041 | 1,626,747 | 2,352,969 | 1,594,690 | 398,649,478 |

***Resolution 7: To approve the New Henderson Group Buy as You Earn Share Plan***

| | For | Against | Votes withheld* | Proxy's Discretion | Total (excluding votes withheld) |
|---|---|---|---|---|---|
| Total number of proxy votes exercisable by all proxies validly appointed: | 398,270,066 | 625,970 | 513,457 | 1,599,763 | 400,495,799 |

***Resolution 8: To approve the New Henderson Group Sharesave Plan***

| | For | Against | Votes withheld* | Proxy's Discretion | Total (excluding votes withheld) |
|---|---|---|---|---|---|
| Total number of proxy votes exercisable by all proxies validly appointed: | 398,268,141 | 626,078 | 513,414 | 1,600,539 | 400,494,758 |

***Resolution 9: To approve the New Henderson Group Sharesave Plan USA***

| | For | Against | Votes withheld* | Proxy's Discretion | Total (excluding votes withheld) |
|---|---|---|---|---|---|
| Total number of proxy votes exercisable by all proxies validly appointed: | 397,963,909 | 702,311 | 720,039 | 1,605,419 | 400,271,639 |

* A 'vote withheld' is not a vote in law. These were not counted in the calculation of the proportion of the votes for and against each of the resolutions.

***Defined terms in this announcement have the same meaning as in the Scheme Circular and the Prospectus.***

**Timetable**

| | |
|---|---|
| Court Hearing to sanction the Scheme | 22 October 2008 |
| Court Hearing to confirm the Reduction of Capital | 24 October 2008 |
| Last day for processing requests by CDI holders to convert their CDIs over Old Henderson Group Shares into Old Henderson Group Ordinary Shares and requests by Shareholders to convert their Old Henderson Group Ordinary Shares into Old Henderson Group CDIs | 24 October 2008 |
| Last day of dealings in Old Henderson Group CDIs on the ASX | 24 October 2008 |
| Admission of New Henderson Group to official list of the ASX | 27 October 2008 |
| New Henderson Group CDIs commence trading on the ASX on a deferred settlement basis (under ticker code HGG) | 27 October 2008 |
| Last day of dealings in Old Henderson Group Ordinary Shares | 31 October 2008 |
| Scheme Effective Date and Scheme Record Date and Time | 5.00pm London time 31 October 2008 |
| Admission and Listing of New Henderson Group Ordinary Shares, commencement of dealings in New Henderson Group Ordinary Shares on the LSE (under ticker code HGG) | 3 November 2008 |
| Commencement of processing of requests by New Henderson Group CDI holders to convert their New Henderson Group CDIs into New Henderson Group Ordinary Shares and requests by Shareholders to convert their New Henderson Group Ordinary Shares into New Henderson Group CDIs | 3 November 2008 |
| CREST accounts credited with resulting New Henderson Group Ordinary Shares | 3 November 2008 |
| Despatch of certificates for New Henderson Group Ordinary Shares and holding statements for New Henderson Group CDIs | 7 November 2008 |
| Commencement of normal settlement trading in New Henderson Group CDIs on the ASX | 10 November 2008 |

The dates given are based on the Directors' expectations and may be subject to change.

The times and dates above are indicative only and will depend, amongst other things, on the date on which the Court sanctions the Scheme. If any of the above times or dates should change, the revised times and/or dates will be notified to Henderson Group Shareholders through the LSE and ASX and will be available from www.henderson.com.

**Notes to editors**

**About Henderson Group plc**
Henderson Group plc (Henderson Group or Group) is the holding company of the investment management group Henderson Global Investors (Henderson). Henderson Group is headquartered in London and since December 2003 has been dual-listed on the London Stock Exchange and Australian Securities Exchange. Henderson Group is a constituent of the FTSE 250 and S&P/ASX 200 indices.

Established in 1934, Henderson is a leading independent global asset management business. Henderson provides its institutional, retail and high net-worth clients with access to skilled investment professionals representing a broad range of asset classes, including equities, fixed income, property and private equity. Henderson is one of Europe's largest investment managers, with £52.6 billion of AUM (as at 30 June 2008) and employs around 970 people worldwide.

**About CHESS Depositary Interests**
In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares, including those whose holdings are in the form of CHESS Depositary Interests on the ASX.

CHESS Depositary Interests, or CDIs, are a way of allowing securities of foreign companies to be traded on the ASX. CDIs afford shareholders all the same direct economic benefits as ordinary shares, like the right to dividends and the right to participate in rights offers.

**About the Scheme of Arrangement**
On 28 August 2008, Henderson Group plc ("Old Henderson Group") announced proposals relating to a change in the corporate structure and organisation of Henderson Group, including its intention to create a new holding company for Henderson Group ("New Henderson Group") which will be incorporated in Jersey. As its business becomes increasingly global, Old Henderson Group has concluded that it and its shareholders would be better served by having an international holding company and a group structure that is designed to help protect Henderson Group's taxation position, and better facilitate its financial management. Notwithstanding recent suggestions concerning possible changes to UK tax laws, the Directors believe that the most appropriate structure is for the new parent company of Henderson Group to be tax-resident in the Republic of Ireland.

Implementation of the proposals referred to above will include putting in place a new holding company of Henderson Group by means of a scheme of arrangement under sections 895 to 899 of the UK Companies Act ("the Scheme") which will facilitate further restructuring of Henderson Group intended to enable Henderson Group to maintain an effective corporate tax rate that is lower than the current UK corporate tax rate (the "Proposals"). If the Proposals are implemented, Henderson Group aims to achieve an effective corporate tax rate of approximately 20% per annum from 2009.

The implementation of the Proposals will not result in any changes in the day-to-day conduct of the business of Henderson Group, its strategy or dividend policy.

New Henderson Group will have the same Board and management team as Old Henderson Group on the date the Scheme becomes effective and there will be no substantive changes to corporate governance and investor protection measures. New Henderson Group will have listing arrangements which are substantially the same as those of Old Henderson Group and will be dual-listed on the LSE and the ASX and, upon listing, its Ordinary Shares will be included in the FTSE's UK Series and its CDIs will be traded on the ASX and included in the S&P/ASX200.

Implementation of the Scheme in full will result in Old Henderson Group Shareholders exchanging their shares in Old Henderson Group for shares in New Henderson Group which will be the owner of Henderson Group's business. Old Henderson Group will change its name to HGI Group Limited and the new holding company will be called Henderson Group plc.

For information on the Scheme, go to http://go.henderson.com/nhg.

**Further information**
www.henderson.com or

**Investor enquiries**


Mav Wynn, Head of Investor Relations
+44 (0) 20 7818 5135 or
+44 (0) 20 7818 5310
mav.wynn@henderson.com or
investor.relations@henderson.com


**Media enquiries**


***United Kingdom: Maitland***
Lydia Pretzlik/Rebecca Mitchell
+44 (0)20 7379 5151

***Australia: Cannings***
Pip Green/Luis Garcia
+61 (0)2 9252 0622

**Henderson Group plc**

**30 September 2008**

Attached is a notification which was required to be announced under London Stock Exchange Listing Rules.

RECEIVED
2009 OCT -8 P 12:26
FICE OF INTERNATIONAL
CORPORATE FINANCE

Henderson Group plc

**LR12.6.4 – Notification of Transfer of Shares out of Treasury**

30 September 2008

Henderson Group plc ("the Company") announces that on 30 September 2008, 5,000,000 ordinary shares held by the Company in treasury (treasury shares) were transferred out of the Company's holding of treasury shares to satisfy future allocations of awards under the Company's employee share plans.

Following the above transfer of shares out of treasury, the Company no longer holds any shares in treasury.

The total number of ordinary shares in issue is 725,192,969. Therefore, the total number of voting rights in Henderson Group plc following the above transfer of shares out of treasury is 725,192,969.

This figure, 725,192,969, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Wendy King
Henderson Group plc
Deputy Company Secretary

+44 (0)20 7818 4233
wendy.king@henderson.com

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

END